Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

November 27, 2023.

Item 3	News Release

The press release attached as Schedule “A” was released on November 27, 2023 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9	Date of Report

November 27, 2023.

Schedule “A”

Bitfarms Initiates Transformative Fleet Upgrade that Supports 17 EH/s and 391 MW in 2024

- Purchases 35,888 Bitmain T21 miners to be delivered and installed in H1 2024 -

- Provides Q2 2024 guidance of 310 MW and 12 EH/s at 25 w/TH -

- Secures option for an additional 28,000 T21 miners to achieve 17 EH/s in H2 2024 -

- Schedules special conference call for November 28, 2023 at 8:30 am ET -

Toronto, Ontario and Brossard, Québec (November 27, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, has placed a firm purchase order for 35,888 Bitmain T21 miners at a price of $2,660 per unit with deliveries scheduled from March 2024 to May 2024. With its recently announced financing, Bitfarms will have sufficient liquidity to complete the purchase obligations for this order. Concurrently, Bitfarms has secured a purchase option for an additional 28,000 Bitmain T21 miners. Management will discuss the 2024 transformative fleet upgrade plan on a conference call to be held on November 28, 2023, at 8:30 am ET.

A summary of the contracted delivery and proposed deployment plan is as follows with estimated operating capacity and hashrate performance:

	At Nov. 27, 2023	H1 2024	H2 2024
Scheduled Deliveries	--	Canada, Paraguay, and U.S.	Canada, Paraguay, Argentina, and U.S.
Additional MWs	--	+70 Paso Pe, Paraguay	+70 Yguazu, Paraguay, +11 Baie-Comeau, Québec
Energy Efficiency	35 w/TH	25 w/TH	23 w/TH
Operating Capacity	240 MW	310 MW	391 MW
Target Hashrate	6.3 EH/s	12 EH/s	17 EH/s

“We’ve built our world class, scalable infrastructure in anticipation of the right time to implement a transformative equipment upgrade. Now, with the most attractive equipment pricing since 2020, we’ve launched our comprehensive strategy with a well-defined pathway to 17 EH/s in H2 2024 and the hardware secured for 21 EH/s in 2024,” said Geoff Morphy, President and CEO of Bitfarms. “In parallel with new farm development, the 35,888 Bitmain T21 miner deployment combined with our option to purchase an additional 28,000 Bitmain T21 miners are expected to increase our operating capacity 63% to 391 MW and improve fleet efficiency 34% to 23 w/TH. This strategy is expected to significantly increase efficiencies along with lower unit production costs and dramatic hashrate growth, positioning us well for the upcoming Halving and beyond.”

“In the first half of 2024, at our Paso Pe, Paraguay facility, we expect to increase production and to expand the design from 50 MW to 70 MW, which we anticipate would boost our corporate operating capacity to 310 MW. Coupled with upgrades throughout our other farms, we are targeting to expeditiously grow our hashrate to 12 EH/s in H1 2024, a 90% increase from November 27, 2023. At Yguazu, Paraguay, our plan is for an initial 80 MW capacity and the deployment of 70 MW of new high-performance miners. As such, we expect this new phase of development in Paraguay to be a major contributor to our organic growth in H2 2024.”

Ben Gagnon, Chief Mining Officer of Bitfarms said, “Our patience has paid off. These next-gen T21 miners are being purchased at a contract price of $14.00/TH and 190 TH/s per unit. With an ultra-efficient 3 Phase 415v PSU (power supply unit) and a manufacturer supported ‘High energy Mode,’ these miners are able to produce up to 233 TH/s, making them the most powerful known air-cooled Bitcoin miners currently made resulting in significant savings, including a nearly 19% cost reduction in $/TH with High energy Mode and with significant savings throughout the supply chain.”

“The high energy density of the T21 enables the upgrade of our farms utilizing our existing infrastructure with the most competitive pricing and mining economics we have seen since 2020. We have taken full advantage by securing this competitive price to upgrade 10 of our 11 farms and energize all our contracted MWs under development. With this upgrade, we believe we will leapfrog ahead of the network difficulty curve by driving rapid and meaningful improvements in hashrate, energy efficiency and costs per BTC, positioning us to thrive through the Halving and capture upside from rising Bitcoin prices and mining economics,” Gagnon concluded.

Conference Call on November 28, 2023, 8:30 am ET

Management will host a conference call on Tuesday, November 28, 2023, at 8:30 a.m. ET to update investors on today’s announcement. Following management’s formal remarks there will be a question-and-answer session.

Conference call access:

Participants are asked to pre-register for the call through the following link:

Fleet Upgrade Conference Call

Please note that registered participants will receive their dial-in number upon registration and will dial directly into the call without delay. Those without internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), or 1-412-317-5413 (international). All callers should dial-in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here:

Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through December 5, 2023, and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 1239167. A presentation will be accessible on Tuesday, November 28, 2023, under the “Investors” section of Bitfarms’ website.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the miner equipment purchase, contracted delivery and proposed deployment plan, performance of the equipment and the impact on operating capacity including hashrate growth, energy efficiency and cost savings, and other statements regarding future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca